UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Blueknight Energy Partners, L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

09625U109

(CUSIP Number)

Emmitte J. Haddox

Ergon Asphalt & Emulsions, Inc.

c/o Ergon, Inc.

P.O. Box 1639

Jackson, MS 39215-1639

Telephone: (601) 933-3513

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09625U208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ergon, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mississippi

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,547,594(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,547,594(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,547,594(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100.0%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See Item 3 for additional information.
(2)

Ergon Asphalt & Emulsions, Inc. is a wholly owned subsidiary of Ergon, Inc. Accordingly, Ergon, Inc. may be deemed to share voting and dispositive power over the reported securities of Ergon Asphalt & Emulsions, Inc.

(3)

Consists of (a) 20,801,757 Series A Preferred Units (as defined below), which are convertible into Common Units (as defined below) on a one-for-one basis as described in Item 1, and (b) 2,745,837 Common Units.

(4)

Based on the number of Common Units (41,856,847) and Series A Preferred Units (34,406,683) issued and outstanding as a result of the consummation of the merger disclosed on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 17, 2022.

CUSIP No. 09625U208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ergon Asphalt & Emulsions, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mississippi

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,547,594(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,547,594(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,547,594(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See Item 3 for additional information.
(2)

Consists of (a) 20,801,757 Series A Preferred Units, which are convertible into Common Units on a one-for-one basis as described in Item 1, and (b) 2,745,837 Common Units. As further described in Item 3, Ergon, Inc. owns all of the common stock of Ergon Asphalt & Emulsions, Inc. Accordingly, Ergon, Inc. may be deemed to indirectly beneficially own the Common Units of the Issuer.

(3)	Consists of (a) 20,801,757 Series A Preferred Units, which are convertible into Common Units on a one-for-one basis as described in Item 1, and (b) 2,745,837 Common Units.
(4)

Based on the number of Common Units (2,745,837) and Series A Preferred Units (20,801,757) issued and outstanding as a result of the consummation of the merger disclosed on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 17, 2022.

Explanatory Note

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on October 17, 2016 by Ergon, Inc. (“Ergon”) and Ergon Asphalt & Emulsions, Inc. (“EA&E” and, together with Ergon, the “Reporting Persons”), as amended by Amendment No. 1 to the Schedule 13D filed on August 5, 2019, Amendment No. 2 to the Schedule 13D filed on September 11, 2019, Amendment No. 3 to the Schedule 13D filed on September 16, 2020, Amendment No. 4 to the Schedule 13D filed on October 8, 2021 and Amendment No. 5 to Schedule 13D filed on April 25, 2022 (as amended, the “Schedule 13D”) with respect to the common units representing limited partner interests (the “Common Units”) and Series A Preferred Units representing limited partner interests (the “Preferred Units”) of Blueknight Energy Partners, L.P. (the “Issuer”). The Schedule 13D shall not be modified except as specifically provided herein.

Item 1.	Security and Issuer.

No changes to this Item.

Item 2.	Identity and Background.

No changes to this Item.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

Total consideration paid for the Common Units in connection with the Merger (as defined below) was approximately $309 million. Pursuant to the Merger Agreement (as defined below), the funding for the Merger described in Item 4 of this Amendment (which Item 4 is incorporated herein by reference) came from a combination of existing cash on hand and proceeds from Ergon’s existing credit facilities (as defined below) as described in Item 4.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented as follows:

Merger Agreement

On April 21, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with EA&E, Merle, LLC, a Delaware limited liability company (“Merger Sub”), and Blueknight Energy Partners G.P., L.L.C., a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of EA&E (the “Merger”).

Pursuant to the terms and conditions of the Merger Agreement, at the effective time of the Merger, (i) each issued and outstanding common unit representing a limited partner interest in the Issuer (each, a “Common Unit”) other than Common Units owned by EA&E, the Partnership and their subsidiaries (each, a “Public Common Unit”) was converted into the right to receive $4.65 in cash without any interest thereon (the “Common Unit Merger Consideration”), and (ii) each issued and outstanding Series A Preferred Unit of the Partnership (each, a “Preferred Unit”), other than Preferred Units owned by EA&E, the Partnership and their subsidiaries (each, a “Public Preferred Unit”) was converted into the right to receive $8.75 in cash without any interest thereon (the “Preferred Unit Merger Consideration” and, together with the Common Unit Merger Consideration, the “Merger Consideration”). In connection with the Merger, (i) the General Partner’s non-economic general partner interest in the Partnership, (ii) the incentive distribution rights held by the General Partner and (iii) the Common Units and the Preferred Units owned by EA&E and its subsidiaries, in each case, were neither cancelled nor converted into the right to receive the Merger Consideration and remain outstanding following the Merger.

All restricted units and phantom units outstanding immediately prior to the effective time fully vested, and each holder of such units received an amount equal to the Merger Consideration with respect to each such unit that vested pursuant to the terms of the Merger Agreement.

Following the consummation of the Merger and the transactions contemplated by the Merger Agreement, the Reporting Persons beneficially own all of the outstanding Common Units and Preferred Units. Accordingly, the Reporting Persons are causing the Common Units and Preferred Units to cease to be listed on the NASDAQ Global Market and to be deregistered under the Exchange Act.

The foregoing description of the Merger Agreement, and the transactions contemplated thereby, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which was filed as Exhibit I to Amendment No. 5 to the Schedule 13D on April 25, 2022, and is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Filing is hereby supplemented as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment No. 6 and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 are hereby incorporated by reference.

(a) – (b) The aggregate number and percentage of Series A Preferred Units and Common Units beneficially owned by the Reporting Persons are as follows:

(i) EA&E is the sole record owner of, and has the sole power to vote and dispose of 20,801,757 (100%) Series A Preferred Units and 2,745,837 Common Units (100% on a diluted basis) (collectively, the “EA&E Units”).

(ii) Ergon does not directly own any Series A Preferred Units or Common Units. EA&E is wholly owned by Ergon. Accordingly, Ergon may be deemed to (i) beneficially own those units owned by EA&E, representing 20,801,757 (100%) Series A Preferred Units and 2,745,837 Common Units (100% on a diluted basis) and (ii) possess shared voting and dispositive powers with respect to the EA&E Units.

The Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the reporting persons are the beneficial owner of the reported securities for purposes of Section 13(d) or 13(g) of the Act, or for any other purpose.

The percentages set forth in Item 5(a) are based on the number of Common Units (2,745,837) and Series A Preferred Units (20,801,757) issued and outstanding as a result of the consummation of the merger disclosed on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 17, 2022.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.	Material to Be Filed As Exhibits.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 17, 2022

ERGON, INC.

By:	/s/ Emmitte J. Haddox
Name:	Emmitte J. Haddox
Title:	President and Chief Executive Officer

ERGON ASPHALT & EMULSIONS, INC.

By:	/s/ J. Baxter Burns, II
Name:	J. Baxter Burns, II
Title:	President